SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No       ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly caused this report to be signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  March 25, 2011

FEMSA Shareholders Approved
Ps. 4,600 Million Dividend

Monterrey, Mexico, March 25, 2011 — Fomento Económico Mexicano, S.A.B. de C.V. (NYSE: FMX; BMV: FEMSAUBD) (“FEMSA” or the “Company”) held its Annual Ordinary General Shareholders Meeting today, during which the shareholders approved the Company’s annual report for 2010 prepared by the Chief Executive Officer, the Company’s consolidated financial statements for the year ended December 31, 2010, the declaration of dividends for the 2010 fiscal year and the election of the Board of Directors and its Committees for 2011.

The shareholders approved the payment of a cash dividend in the amount of Ps. 4,600 million, consisting of Ps. 0.28675 per each Series “D” share and Ps. 0.2294 per each Series “B” share, which amounts to Ps. 1.3764001 per “BD” Unit (BMV: FEMSAUBD) or Ps. 13.764001 per ADS (NYSE: FMX), and Ps. 1.147 per “B” Unit (BMV: FEMSAUB). The dividend payment will be split in two equal payments, payable on May 4, 2011 and November 2, 2011. In addition, the shareholders established the amount of Ps. 3,000 million as the maximum amount that could potentially be used for the Company’s share repurchase program during 2011.

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FEMSA is a leading company that participates in the non-alcoholic beverage industry through Coca-Cola FEMSA, the largest independent bottler of Coca-Cola products in the world in terms of sales volume; in the retail industry through FEMSA Comercio, operating the largest and fastest-growing chain of convenience stores in Latin America, and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world’s leading brewers with operations in over 70 countries.